Exhibit 12(b)

General Electric Capital Corporation and consolidated affiliates
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31
(Dollars in millions)	2014	2013	2012	2011	2010

Earnings(a)	$7,179	$7,145	$7,606	$7,133	$1,831
Plus:
Interest included in expense(b)	8,397	9,267	11,596	13,760	14,403
One-third of rental expense(c)	127	143	180	197	206

Adjusted "earnings"	$15,703	$16,555	$19,382	$21,090	$16,440

Fixed charges:
Interest included in expense(b)	$8,397	$9,267	$11,596	$13,760	$14,403
Interest capitalized	23	27	26	25	39
One-third of rental expense(c)	127	143	180	197	206

Total fixed charges	$8,547	$9,437	$11,802	$13,982	$14,648

Ratio of earnings to fixed charges	1.84	1.75	1.64	1.51	1.12

Preferred stock dividend requirements	$322	$298	$123	$-	$-

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	1.02	0.88	1.07	1.14	0.69

Preferred stock dividend factor on pre-tax basis	$328	$262	$132	$-	$-
Fixed charges	8,547	9,437	11,802	13,982	14,648

Total fixed charges and preferred stock
dividend requirements	$8,875	$9,699	$11,934	$13,982	$14,648

Ratio of earnings to combined fixed
charges and preferred stock dividends	1.77	1.71	1.62	1.51	1.12

(a)	Earnings (loss) before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Includes interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.